Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on July 23, 2008. Shareholders voted to re-elect Robert E. Connor and John C. Maney, and to elect Diana L. Taylor as Trustees as indicated below:


 	                             Affirmative	Withheld Authority
Re-election of Robert E. Connor
Class III to serve until 2011	       8,135,329	     96,204
Re-election of John C. Maney
Class III to serve until 2011	       8,147,594	     83,939
Election of Diana L. Taylor
Class II to serve until 2010	       8,147,969	     83,564


Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV, and R. Peter Sullivan II continue to serve as Trustees of the Fund.

Mr. John J. Dalessandro II served as a Class II Trustee of the Fund until his death on September 14, 2008. In May 2008, the Funds Board of Trustees appointed Diana L. Taylor as a Trustee.